Miranda’s New Applications Provide a Regional-Scale Exploration Play Between Continental Gold’s Buriticá and Anglogold Ashanti’s Nuevo Chaquiro

Vancouver, BC, Canada – June 21, 2018 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that our new applications in the Middle Cauca Belt (see Figure 1) provide a regional-scale exploration play within a well-consolidated and strategic land position adjacent to advanced projects. The Middle Cauca Belt is prolific with gold porphyry, copper-gold porphyry, and epithermal gold districts and is the focus of intensive exploration in Colombia. At least ten separate districts are currently recognized in the Middle Cauca.

The new Miranda applications cover important north-south fault strands of a larger regional structural corridor that localizes porphyry and epithermal gold districts within the Middle Cauca. These new or expanded applications add to Miranda’s Colombia portfolio and include:

•                     the Lyra project that adjoins Continental Gold Inc.’s (TSX: CNL) Buriticá project;

•                     an expansion of our Oribella project to adjoin Orosur Mining Inc.’s (TSX/AIM: OMI) Anza project and AngloGold Ashanti Limited’s (NYSE: AU) Nuevo Guintar project, and;

•                     the Kuntur Project adjoins AngloGold Ashanti’s Quebradona (Nuevo Chaquiro) District.

Lyra:

Lyra comprises 52,482 hectares and directly adjoins the Buriticá project, covering more than 25km of the Tonusco Fault that extends south from the Buriticá vein system. Data compiled by the Instituto Colombiano de Geología y Minería (“Ingeominas”) shows 50 of 61 samples on Lyra are non-detectable to 0.3 g Au/t - while 11 samples are greater than 0.3 g Au/t - with 6 of those 11 samples greater than 10 g Au/t. Those higher-grade samples likely reflect sampled veins, but detailed data was not provided by Ingeominas. Current Miranda reconnaissance shows five areas on Lyra where mapped colluvium indicates the presence of porphyritic intrusives. The Ingeominas samples are historic and have not been confirmed by Miranda, but are considered reliable and may indicate anomalous areas and the location of possible veins.

Oribella:

Oribella was expanded contiguously to where the project now adjoins Orosur Mining’s Anza project – which contains the APTA vein deposit and the Charrascala porphyry-epithermal anomalies. Oribella was expanded to the northwest where it is now within 3km of AngloGold Ashanti’s Nuevo Guintar project - where low grade epithermal mineralization is reported in two drill-holes (source: AngloGold Q3-2017, “Exploration Update”). Oribella now totals 24,243 hectares.

Oribella captures strands of the Tonusco and Mulatos Fault and contains a gold-in-soil anomaly produced by Miranda with dimensions of approximately 500m by 250m - the anomaly is open in two directions. Limited hand trenching within the soil anomaly shows 11m @ 1.1 g Au/t in outcrop. This mineralization extends to the limits of the short trench. Copper and gold values are somewhat offset from each other, but taken together define an anomaly 800m wide by 500m - centered on an andesite porphyry stock and related breccia bodies at a major fault inflection. Oribella gold mineralization is interpreted as predominantly epithermal replacement of tuff and sedimentary rocks, but copper values and magnetic intrusive breccias suggest the epithermal mineralization may be associated with porphyry-style mineralization. Locally, vegetation anomalies correlate with strong hematite alteration in road cuts.

Kuntur:

The Kuntur project totals 47,664 hectares and directly adjoins the Quebradona District on the northwest and southeast. Kuntur shows the prevalent north and west-northwest fault framework that the copper-gold footprint of Nuevo Chaquiro coincides with, on a deposit scale. Both AngloGold Ashanti’s Quebradona district and Miranda’s Kuntur project occur where strong northwest fault systems span the distance between the major north-south Mistrato and Romeral Fault Systems - the regional faults that bound this part of the Middle Cauca Mineral Belt. Miranda will soon begin reconnaissance prospecting and stream sediment sampling on Kuntur.

New Applications Considered Favorable for Regional Alliance:

Miranda’s new applications fall between Buritica and Nuevo Chaquiro (see Figure 2), two of the most important discoveries in Colombia. Nuevo Chaquiro has a reported 5.61 million ounces of gold and 7,933 million pounds of copper in all JORC resource categories (source: www.anglogoldashanti.com). Buriticá has reported proven and probable reserves of 3.71 million ounces of gold and 10.72 million ounces of silver within a larger resource (source: www.continentalgold). Buriticá is in development by underground long-hole stoping. The Nuevo Chaquiro is in the pre-feasibility stage for underground mining by sub-level caving.

Miranda will seek an Exploration Alliance with a mid-tier or major mining company to explore these applications. Miranda believes that there is a high potential for significant discoveries in this part of the Middle Cauca - and Miranda’s new expanded portfolio provides a large land position suitable for systematic regional scale exploration between Buritica and Nuevo Chaquiro that mark - to the north and south respectively - a 110km trend in the Middle Cauca Belt.

Figure 1 – Map showing Middle Cauca Belt and Miranda project locations

75°0'0"O
N
Buritica
LYRA
Anzá
ORIBELLA
KUNTUR
Nuevo Chaquiro
5°0'0"N
MANIZALES
La Colosa
5°0'0"N
75°0'0"O
50 25 0 50
Kilometers
Legend
Miranda Project
Mining Project
MidCaucaBelt
MIRANDA GOLD
COLOMBIA

Figure 2 – Map showing relative locations of Lyra, Oribella, and Kuntur

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Chief Executive Officer, Mr. Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda is a gold exploration company active in Colombia. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has an ongoing relationship with IAMGold Corporation.

For more information related to Miranda contact Joseph Hebert, Chief Executive Officer at 1-775-340-0450 or joseph.hebert@mirandagold.com - www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.